Exhibit (g)(11)

State Street Navigator Securities Lending Trust

One Iron Street

Boston, MA 02210

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

November 1, 2019

Ladies and Gentlemen:

Reference is made to the Custodian Agreement between State Street Bank and Trust Company and State Street Navigator Securities Lending Trust (the “Trust”) dated March 4, 1996, as amended (the “Agreement”).

Pursuant to the Agreement, this letter is to provide notice of the creation of the following additional series of the Trust (the “New Portfolios”):

•	State Street Navigator Securities Lending Portfolio II

Please be advised that the Trust is providing notice in accordance with the Agreement, that State Street Navigator Securities Lending Portfolio II acquired substantially all of the assets and assumed the liabilities of State Street Navigator Securities Lending Portfolio III on November 1, 2019. Please remove State Street Navigator Securities Lending Portfolio III from the Agreement.

We request that you act as the New Portfolio’s Custodian under the Agreement. As compensation for such services, you shall be entitled to receive from the New Portfolio the annual fee reflected on the fee schedule to the Agreement.

Please let me know if you have any questions.

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Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one to the Trust and retaining one copy for your records.

Very truly yours,

Accepted:
State Street Navigator Securities Lending Trust		State Street Bank and Trust Company

By:	/s/ Ellen M. Needham	By:	/s/ James Hill
Name:	Ellen M. Needham	Name:	James Hill
Title:	President	Title:	Managing Director

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